Union Security Insurance Company
Variable Account D of Union Security Insurance Company:
Wells Fargo Passage

Supplement dated August 25, 2025 to the product notice dated April 30, 2025
The following supplements and amends the above mentioned product notice. Please read this supplement and retain it for future reference. Special terms not defined in this supplement have the same meanings as in your product notice.
In Appendix A - Funds Available Under the Contract: current expenses for the fund are updated as follows:

Fund and Adviser/Subadviser	Current Expenses
Allspring VT Index Asset Allocation Fund - Class 2 Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC	1.01%*

HV-8203